[redacted]

11023350

SEC Mail Processing Section
RECEIVED
OCT 03 2011
Washington, DC
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Ch.D 10/11/2011

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-13336

REPORT FOR THE PERIOD BEGINNING 08/01/10 (MM/DD/YY) AND ENDING 7/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.D. ANDREWS COMPANY

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 KING OF PRUSSIA ROAD
(No. and Street)

RADNOR (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK GRINSPAN 610-341-9940 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Klein, David E.
(Name – *if individual, state last, first, middle name*)

8033 Old York Road, Suite 209 (Address) Elkins Park (City) PA (State) 19027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Ch.D 10/11/2011

OATH OR AFFIRMATION

I, Jack Grinspan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.D. Andrews Company, as of July 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY JO A. MONE, Notary Public
Radnor Twp., Delaware County
My Commission Expires January 24, 2014

Jack J. Grinspan
Signature

President
Title

Mary Jo A. Mone
Notary Public

This report **contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Members' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Gneral Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)) An Oath or Affirmation.
- ☐ (m) A copy of the SJPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240. l7a-5(e)(3).*

J. D. ANDREWS COMPANY
REPORT CONTAINING FINANCIAL STATEMENTS
AND SUPPORTING SCHEDULE
FOR THE YEAR ENDED JULY 31, 2011
AND
ACCOUNTANTS' REPORT THEREON PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

J.D. ANDREWS COMPANY
(AN S CORPORATION)
JULY 31, 2011

INDEX

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

8033 Old York Road, Suite 209
Elkins Park, Pennsylvania 19027-1422
(215) 635-4066
Fax (215) 635-4068
E-mail: DAVIDKLEINCPA@GMAIL.COM

Independent Auditor's Report

September 20, 2011

J.D Andrews Company
290 King of Prussia Road Suite 300
Radnor, Pennsylvania 19087

Board of Directors

We have audited the accompanying statement of financial condition of J.D. Andrews Company, (an S corporation), as of July 31, 2011, and the related statements of income and comprehensive income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.D. Andrews Company as of July 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

David E. Klein

David E. Klein
Certified Public Accountant

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

8033 Old York Road, Suite 209
Elkins Park, Pennsylvania 19027-1422
(215) 635-4066
Fax (215) 635-4068
E-mail: DAVIDKLEINCPA@GMAIL.COM

Independent Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5

September 20, 2011

J.D Andrews Company
290 King of Prussia Road Suite 300
Radnor, Pennsylvania 19087

Board of Directors

In planning and performing our audit of the financial statements and supplementary schedules of J.D. Andrews Company (the Company) for the year ended July 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

David E. Klein

David E. Klein
Certified Public Accountant

J.D. ANDREWS COMPANY
(AN S CORPORATION)
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2011

ASSETS

Cash	$ 17,154
Receivables from Brokers and Dealers	1,296
Securities Owned:	
Marketable, at market value	10,136
Prepaid Expenses	2,625
TOTAL CURRENT ASSETS	31,211
Furniture and Equipment, at cost, Less Accumulated Depreciation of $13,221	0
TOTAL ASSETS	$ 31,211

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts Payable and Accrued Expenses	$ 10,129
Accrued Taxes	1,352
TOTAL CURRENT LIABILITIES	11,481
STOCKHOLDERS' EQUITY	
Common Stock, 400 shares authorized and issued, 100 shares outstanding, par value $100	40,000
Additional Paid-In-Capital	1,000
Accumulated Other Comprehensive Income	3,921
Retained Earnings	8,311
Less Common Stock in Treasury, 300 shares at cost	(33,502)
	19,730
Total Stockholders' Equity	$ 31,211
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	

The accompanying notes are an integral part of these financial statements.

J.D. ANDREWS COMPANY
(AN S CORPORATION)
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED JULY 31, 2011

Revenues	
Mutual Fund Commissions	$ 66,229
Insurance Commissions	61,446
Interest and Dividends	2
Total Revenues	127,677
Expenses	
Commission Expense	86,239
Occupancy Expense	11,652
Employee Compensation	11,640
Communication Expense	3,164
Taxes, Other than Income Taxes	2,001
Other Operating Expenses	18,104
Total Expenses	132,800
Net Loss	(5,123)
Comprehensive Income (Loss)	
Unrealized Gain (Loss) on Marketable Securities	1,380
Comprehensive Income (Loss)	($ 3,743)

The accompanying notes are an integral part of these financial statements.

J.D. ANDREWS COMPANY
(AN S CORPORATION)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2011

Common Stock, $100 par Value, 400 Shares Authorized, 100 Shares Issued	
Shares Outstanding, August 1, 2010	$ 100
Shares Outstanding, July 31, 2011	100
Balance, Beginning and End of Year	$ 40,000
Treasury Stock, Cost	
Shares, August 1, 2010	300
Shares, July 31, 2011	300
Balance, Beginning and End of Year	($ 33,502)
Additional Paid-In-Capital	
Balance, August 1, 2010	$ 1,000
Additions	0
Deductions	0
Balance, July 31, 2011	$ 1,000
Accumulated Other Comprehensive Income (Loss) Net of Tax	
Balance, August 1, 2010	$ 2,541
Unrealized Gain on Securities During the Year	1,380
Balance, July 31, 2011	$ 3,921
Retained Earnings	
Balance, August 1, 2010	$ 13,434
Net Loss	(5,123)
Balance, July 31, 2011	$ 8,311
Total Stockholders' Equity	$ 19,730

The accompanying notes are an integral part of these financial statements.

J.D. ANDREWS COMPANY
(AN S CORPORATION)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS
FOR THE YEAR ENDED JULY 31, 2011

Subordinated Borrowings at August 1, 2010	$ 0
Changes in Subordinated Borrowings	0
Subordinated Borrowings at July 31, 2011	$ 0

The accompanying notes are an integral part of these financial statements.

J.D. ANDREWS COMPANY
(AN S CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2011

Cash Flows From Operating Activities:	
Net Income (Loss)	($ 3,743)
Adjustments to Reconcile Net Income (Loss) to Net Cash Used by Operating Activities:	
Unrealized gain on Marketable Securities	(1,380)
(Increase) Decrease In Assets:	
Accounts Receivable	(336)
Prepaid Expenses	(91)
Increase (Decrease) in Liabilities:	
Accounts Payable and Accrued Expenses	1,617
Accrued Taxes	283
TOTAL ADJUSTMENTS	93
Net Cash Used By Operating Activities	(3,650)
Cash Flows From Investing Activities:	
Purchase of Investments	(2)
Net Cash Used By Investing Activities	(2)
Net Decrease in Cash	(3,652)
Cash - August 1, 2010	20,806
Cash - July 31, 2011	$ 17,154
Supplemental Cash Flows Disclosures:	
Interest Paid	$ 0

The accompanying notes are an integral part of these financial statements.

J.D. ANDREWS COMPANY
(AN S CORPORATION)
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2011

Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J.D. Andrews Company was incorporated on May 31, 1967, as a broker and dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and sells exclusively mutual funds and insurance products.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended July 31, 2011.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are as follows:

Furniture 7 Years
Equipment 5 Years

The Company has elected to expense the cost of depreciable property under Section 179 of the "Internal Revenue Code". This convention is not in accordance with generally accepted accounting principles. The effect of this departure is not material to the financial statements taken as a whole.

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three (3) months or less as cash.

J.D. ANDREWS COMPANY
(AN S CORPORATION)
NOTES TO FINANCIAL STATEMENTS JULY 31, 2011

Note 1, Continued

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

INCOME TAXES

The Company has elected to the treated as a small business corporation pursuant to Section 1372(a) of the "Internal Revenue Code" and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's taxable income.

The federal, state and local tax returns of the Company for 2008 through 2011 are subject to examination by the taxing authorities, generally for three years after they were filed.

Note 2

MARKETABLE SECURITIES

The Company classifies marketable securities, which consists of investments in marketable equity securities and a mutual fund, as "available for sale". Under this classification, investments are stated at fair value. The fair value for mutual funds has been determined by the fund. The unrealized gain (loss) in the fair market value is accounted for as a separate item in the shareholder's equity section of the balance sheet. Changes in unrealized gains and losses are recognized currently as comprehensive income (loss).

	Costs	Unrealized Gaines	Unrealized Losses	Market
Equity Securities	$ 3,300	$ 3,921	$ 0	$ 7,221
Mutual Fund Money Market	2,915	0	0	2,915
Total	$ 6,215	$ 3,921	$ 0	$ 10,136

Note 3

FAIR VALUE MEASUREMENTS

The Company measures on a recurring basis its investments at fair value in accordance with FASB codification "Fair Value Measurements and Disclosures," which provides the framework for measuring fair value. That hierarchy prioritizes the inputs used in determining valuations into three levels. The levels of fair value hierarchy are as follows:

Level 1: Securities traded on an active market. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Mutual funds are included here. Shares of mutual funds are valued at the net asset value of shares held by the Company at year-end.

NOTE 3: FAIR VALUE MEASURMENTS (continued)

Level 2: Securities not traded on an active market but observable market inputs are readily available. No Level 2 inputs were available to the Company.

Level 3: Securities not traded on an active market and observable inputs are not readily available.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at July 31, 2011 and 2010:

Mutual funds: Valued at the net asset value (NAV) of shares held by the Company at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of July 31, 2011.

Assets at fair value as of July 31, 2011:

	Level 1	Level 2	Level 3	Total
Mutual Funds				
Money Market Funds	2,915	-	-	2,915
Nasdaq Stock Market Shares	7,221	-	-	7,221
Total assets, at Fair value	$10,136	$ -	$ 0	$10,136

Note 4

FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at July 31,2011 consists of the following:

Furniture	$ 6,326
Office Equipment	6,895
Total	13,221
Less: Accumulated Depreciation	(13,221)
Total Furniture, Equipment and Depreciation	$ 0

Depreciation expense for the year ended July 31, 2011 was $0.

Note 4

COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts due from insurance and mutual funds sales due within thirty (30) days.

Note 5

OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for facilities. Rent expense incurred for the year ended July 31, 2011 was $11,652. As of July 31, 2011, remaining future minimum lease payments are as follows:

July 31, 2012	11,971
July 31, 2013	1,000

Note 6

RELATED PARTY TRANSACTIONS

The Company has the following transactions with another corporation, which is wholly owned by an officer and sole stockholder of the Company. The Company pays commissions for sales of mutual funds and insurance products to the related corporation. Commissions due to the related corporation at July 31, 2011 were $2,649. Commission charged to expense under this arrangement was $28,505 for the year ended July 31, 2011.

Note 7

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain a minimum of $5,000 of net capital. At July 31, 2011, the Company had net capital of approximately $15,536 which was $10,536 in excess of the $5,000 required to be maintained at that date. The Company's net capital ratio was .74 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

NOTE 8

SUBSEQUENT EVENTS

Management has evaluated events through September 20, 2011, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

J.D. ANDREWS COMPANY
(AN S CORPORATION)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2011

NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital		
Add:		$ 19,730
A. Subordinated borrowings allowable in computation of net capital		0
Total Capital and Allowable Subordinated Liabilities		$ 19,730
Deductions and/or Charges		
A. Non-Allowable Assets		$ 0
Other Assets		3,053
Total Deductions/and or Charges		$ 3,053
Net Capital Before Haircuts on Securities Positions		16,677
Haircuts on Securities		
A. Trading Securities	$	1,083
B. Mutual Fund Money Market		58
Total Haircuts on Securities		1,141
Net Capital		$ 15,536
AGGREGATE INDEBTEDNESS		
Items included in Statement of Financial Condition:		
Accounts Payable, Accrued and Other Liabilities		$ 11,481
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT Minimum Net Capital Required		$ 5,000
Ratio: Aggregate Indebtedness to Net Capital		.74 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net Capital, as reported in Company's Part II (Unaudited) Focus Report		$ 15,536
Net Audit Adjustments		0
Net Capital per above		$ 15,536

The accompanying notes are an integral part of these financial statements.

J.D. ANDREWS COMPANY
(AN S CORPORATION)
SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION JULY 31, 2011

The Company is exempt under Rule 15c3-3(k) (1) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3.-3.

The accompanying notes are an integral part of these financial statements.

J.D. ANDREWS COMPANY
(AN S CORPORATION)
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2011

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action specified under Rule 15C3-3):	$ 0
A. Number of Items	$ 0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3:	$ 0
A. Number of Items	$ 0

The accompanying notes are an integral part of these financial statements.

J.D. ANDREWS COMPANY
(AN S CORPORATION)
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
JULY 31, 2011

Not Applicable

The accompanying notes are an integral part of these financial statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-13336

REPORT FOR THE PERIOD BEGINNING 08/01/10 (MM/DD/YY) AND ENDING 7/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.D. ANDREWS COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 KING OF PRUSSIA ROAD
(No. and Street)

RADNOR (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK GRINSPAN 610-341-9940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Klein, David E.
(Name – *if individual, state last, first, middle name*)

8033 Old York Road, Suite 209 (Address) Elkins Park (City) PA (State) 19027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jack Grinspan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.D. Andrews Company, as of July 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
Title

____
Notary Public

This report **contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Members' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Gneral Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule l5c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule l5c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l)) An Oath or Affirmation.
- [ ] (m) A copy of the SJPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.
- [x] (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240. l7a-5(e)(3).*